Exhibit 30(d)(v)

RIDER FOR LEVEL TERM INSURANCE BENEFIT ON LIFE
OF INSURED--CHARGES INCREASE ANNUALLY

This benefit is a part of this contract only if it is
listed on a contract data page.

BENEFIT We will pay an amount under this benefit if we
receive due proof that the Insured died: (1) in the
term period for the benefit; and (2) while this
contract is in force and not in default past the last
day of the grace period. But our payment is subject
to all the provisions of this rider and of the rest
of this contract.

We show the amount of term insurance under this
benefit on a contract data page. We also show the
term period for the benefit there. The term period
starts on the contract date. The anniversary at the
end of the term period is part of that period.

BENEFIT The monthly charge for this benefit is deducted on
CHARGES each monthly date from the contract fund. The amount of that charge is shown under Adjustments to the
Contract Fund. Monthly charges for this benefit stop
on the anniversary at the end of the term period.

CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO You may convert this benefit to a new contract of
CONVERT life insurance on the Insured's life. You will not
have to prove that the Insured is insurable.

CONDITIONS You must ask for the conversion in a form that meets our needs, while this contract is in force and not in
default past the last day of the grace period, and on
or before the fifth contract anniversary. We may
require you to send us this contract.

The new contract will not take effect unless the
premium for it is paid while the Insured is living
and within 31 days after its contract date. If the
premium is paid as we state, it will be deemed that
the new contract took effect on its contract date and
that this benefit ended just before that date.

PREMIUM Upon conversion to a new contract with scheduled
CREDIT premiums, we will allow a credit, as described below, on each premium that is due or scheduled for payment
during the first year of the new contract. Upon
conversion to a new contract without scheduled
premiums, we will allow a credit as of the contract
date provided you pay any required minimum initial
premium for the new contract.

If this benefit has been in force for at least one
year on the contract date of the new contract, we

will allow the full credit described below. If this
benefit has been in force for less than one year as
of that date, the credit will be reduced on a
pro-rata basis taking into consideration the portion
of a year for which this benefit has then been in
force.

The full credit is equal to the monthly charges
deducted from the contract fund for the benefits
being converted under this rider during the twelve
months preceding the date of the new contract. Extra
charges for extra risks or extra benefits other than
a waiver benefit are not considered in determining
this credit.

If the new contract has scheduled premiums, we will
reduce each premium due or scheduled for payment in
the first year of the new contract to consider either
the full or reduced credit, as appropriate. If more
than one premium is due or scheduled for payment, we
will apportion any credit between them. If the new
contract does not have scheduled premiums, we will
pay either

the full or reduced credit, as appropriate, into the
new contract as of the contract date provided you pay
any required minimum initial premium for the new
contract.

CONTRACT If this contract is not in default, you may choose
DATE any contract date for the new contract that is not
more than 31 days after nor more than 31 days before
the date we receive your request, and not later than
the fifth contract anniversary. If this contract is
in default but not past the last day of the grace
period, the contract date for the new contract will
be the date on which this contract went into default.

CONTRACT The new contract will be in the same rating class as
SPECIFICATIONS this contract. We will set the issue age, premiums and charges for the new contract in accordance with
our regular rules in use on its contract date.

Except as we state in the next sentence, the new
contract may be any life or endowment policy we or
our parent company, The Prudential Insurance Company
of America, regularly issue on its contract date for
the same rating class, amount, issue age and sex. It
may not be: a single-premium contract; one that
insures anyone in addition to the Insured; one that
includes or provides for term insurance, other than
extended insurance; one with premiums that increase
after a stated time, if its first premium is less
than 80% of any later premium; or one with any
benefit other than the basic insurance benefit and
the waiver benefit we refer to below. A waiver
benefit may either waive or pay premiums in the event
of the Insured's total disability.

The basic amount of the new contract may be any

amount you ask for as long as it is at least $10,000
and not more than the amount of term insurance for
this benefit. If the amount you want is smaller than
the smallest amount we would regularly issue on the
plan you want, we will issue a new contract for as
low as $10,000 on the Life Paid Up at Age 85 plan if
you ask us to.

If this contract has a benefit for paying premiums in
the event of the Insured's total disability, we will
include a waiver benefit in the new contract if its
premium period runs to at least the Insured's
attained age 85 and if we would include a waiver
benefit in other contracts like the new one.

We will not deny a waiver benefit that we would have
allowed under this contract, and that we would
otherwise allow under the new contract, just because
total disability started before the contract date of
the new contract. Any premium to be waived or paid
for total disability under the new contract must be
on the monthly mode. We will not waive or pay any
premium under the new contract unless it has a waiver
benefit, even if we have paid premiums into this
contract due to the Insured's total disability.

Any waiver benefit in the new contract will be the
same one, with the same provisions, that we put in
other contracts like it on its contract date. In any
of these paragraphs, when we refer to other
contracts, we mean contracts we would regularly issue
on the same plan as the new contract and for the same
rating class, amount, issue age and sex.

Changes You may be able to have this benefit changed to a new contract of life insurance other than in accordance
with the requirements for conversion that we state
above. But any change may be made only if we consent,
and will be subject to conditions and charges that
are then determined.
TERMINATION OF BENEFIT

This benefit will end on the earliest of:

1. The end of its term period;

2. the end of the last day of the grace period if the
contract is in default;

3. the end of the last day before the contract date
of any other contract to which the benefit is
converted or changed;

4. the date the contract is surrendered for its net
cash value; and

5. the date the contract ends for any other reason.

Further, if you ask us in a form that meets our

needs, we will cancel the benefit as of the first
monthly date on or after the date we receive your
request. Monthly charges due then and later will be
reduced accordingly.

THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS
CONTRACT ON THE CONTRACT DATE